The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated May 4, 2011

Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated March 16, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$[—] Notes due November 30, 2017 Linked to the Performance of the Dow Jones Industrial AverageSM Global Medium-Term Notes, Series A, No. E-6555

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	May 25, 2011

Issue Date:	May 31, 2011

Final Valuation Date:	November 27, 2017*

Maturity Date:	November 30, 2017**

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Reference Asset:	Dow Jones Industrial AverageSM (the “Index”) (Bloomberg ticker symbol “INDU <Index>”)

Initial Level:	[—], the Closing Level of the Index on the Initial Valuation Date.

Final Level:	The Closing Level of the Index on the Final Valuation Date.

Maximum Return:	52.00%-65.00%*** *** The actual Maximum Return will be set on the Initial Valuation Date and will not be less than 52.00%.

Interest Rate:	0.30%-1.00% per annum**** **** The actual Interest Rate will be set on the Initial Valuation Date and will not be less than 0.30%.

Interest Payment Dates:	May 31of each year during the term of the Notes, commencing on May 31, 2012, and the Maturity Date.

Day Count Fraction:	30/360

Business Day Convention:	Modified Following; Unadjusted

Business Days:	New York and London

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•         if the Index Return is greater than 0%, you will receive per $1,000 principal amount Note (a) $1,000 plus (b) $1,000 multiplied by the Index Return, subject to a maximum return on the Notes. For example, assuming that the maximum return is set at 52.00%, if the Index Return is 52.00% or more, you will receive the maximum return on the Notes of 52.00%, which entitles you to the maximum total payment of $1,520.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × Index Return]

•         if the Index Return is less than or equal to 0%, you will receive the principal amount of your Notes.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Closing Level of the Index:	The closing level of the Index published at the regular weekday close of trading on the relevant valuation date as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX<Index>” or any successor page on Bloomberg Professional® service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-90 of the accompanying Prospectus Supplement.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KJB8 and US06738KJB89

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PPS-5 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [—]% of the principal amount of the notes, or $[—] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated March 16, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated March 16, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511068935/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Index Return?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. These examples assume a hypothetical Initial Level of 12,810.54 and a hypothetical maximum return of 52.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following examples do not take into account any tax consequences from investing in the Notes.

Final Level	Index Return	Payment at Maturity (Excluding the Final Interest Payment)	Total Return on the Notes (Excluding Interest Payments)
25,621.08	100.00%	$1,520.00	52.00%
24,340.03	90.00%	$1,520.00	52.00%
23,058.97	80.00%	$1,520.00	52.00%
21,777.92	70.00%	$1,520.00	52.00%
20,496.86	60.00%	$1,520.00	52.00%
19,472.02	52.00%	$1,520.00	52.00%
17,934.76	40.00%	$1,400.00	40.00%
16,653.70	30.00%	$1,300.00	30.00%
15,372.65	20.00%	$1,200.00	20.00%
14,091.59	10.00%	$1,100.00	10.00%
13,451.07	5.00%	$1,050.00	5.00%
12,810.54	0.00%	$1,000.00	0.00%
12,170.01	-5.00%	$1,000.00	0.00%
11,529.49	-10.00%	$1,000.00	0.00%
10,888.96	-15.00%	$1,000.00	0.00%
10,248.43	-20.00%	$1,000.00	0.00%
8,967.38	-30.00%	$1,000.00	0.00%
7,686.32	-40.00%	$1,000.00	0.00%
6,405.27	-50.00%	$1,000.00	0.00%
5,124.22	-60.00%	$1,000.00	0.00%
3,843.16	-70.00%	$1,000.00	0.00%
2,562.11	-80.00%	$1,000.00	0.00%
1,281.05	-90.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%

PPS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 12,810.54 to a Final Level of 15,372.65.

Because the Final Level of 15,372.65 is greater than the Initial Level of 12,810.54 and the Index Return of 20.00% does not exceed the maximum return of 52.00%, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 20%) = $1,200.00

The total return on investment of the Notes (excluding the interest payments on the Notes) is 20.00%.

Example 2: The level of the Index increases from an Initial Level of 12,810.54 to a Final Level of 20,496.86.

Because the Final Level of 20,496.86 is greater than the Initial Level of 12,810.54 and the Index Return of 60.00% exceeds the maximum return of 52.00%, the investor will receive a payment at maturity of $1,520.00 per $1,000.00 principal amount Note, the maximum total payment on the Notes.

The total return on investment of the Notes (excluding the interest payments on the Notes) is 52.00%.

Example 3: The level of the Index decreases from an Initial Level of 12,810.54 to a Final Level of 10,248.43.

Because the Final Level of 10,248.43 is less than the Initial Level of 12,810.54, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on investment of the Notes (excluding the interest payments on the Notes) is 0.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” with respect to the Index; and

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Payment at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity (including the final interest payment) is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

PPS–3

•

Appreciation Potential—The Notes provide the opportunity to achieve equity returns up to the maximum return on the Notes, or a maximum additional payment, for every $1,000 principal amount Note, equal to $1,000 multiplied by the maximum return. The maximum return will be set on the Initial Valuation Date and will not be less than 52.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity (including the final interest payment) is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Diversification Among U.S. Equities of the Dow Jones Industrial AverageSM—The return on the Notes is linked to the Dow Jones Industrial AverageSM. The Dow Jones Industrial AverageSM is a price-weighted index comprised of 30 common stocks, which is published by Dow Jones Indexes, the marketing name of CME Group Index Services LLC. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—Dow Jones Industrial AverageSM” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts will exceed the annual fixed rate interest payments on the Notes. This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. You will not be required to separately include in income the annual fixed rate interest payments you receive on the Notes.

Any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

PPS–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—If the Index Return is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Your Maximum Gain on the Notes (Excluding the Interest Payments on the Notes) Is Limited to the Maximum Return—If the Index Return is greater than 0%, for each $1,000 principal amount Note, you will receive at maturity, in addition to the final interest payment, $1,000 plus an additional amount that will not exceed the maximum return multiplied by $1,000. The maximum return will be set on the Initial Valuation Date and will not be less than 52.00%.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any payment due at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Level on the Final Valuation Date—The Final Level of the Index will be based solely on the Closing Level of the Index on the Final Valuation Date (subject to adjustments as described in the accompanying Prospectus Supplement). Therefore, if the level of the Index fell precipitously on the Final Valuation Date, the payment at maturity that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS–5

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 1, 2002 through April 29, 2011. The Index closing level on April 29, 2011 was 12,810.54.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS–6